BAKER & McKENZIE

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OUR REF. 32073984-130435
SDC/TZS10405.DOC
[redacted]

02042804

RECD S.E.C.
JUL 23 2002
1086

July 20, 2002

Securities and Exchan[ge Commission]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

SUPPL

Ladies and Gentlemen,

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated July 8, 2002, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu
Encl.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

7/24

Michael Abbott Andrew J.L. Aglionby Brian Barron Kathileena M. Carpio Daniel L.F. Chan Elsa S.C. Chan Rico W.K. Chan Barry W.M. Cheng Milton Cheng Debbie F. Cheung Peggy P.Y. Cheung Cheung Yuk-Tong Anna W.T. Chong Stephen R. Eno* David Fleming George Forrai* Graeme R. Halford William K.K. Ho William Kuo Stephen Kwong Harvey Lau Angela W.Y. Lee† Lawrence Lee Nancy Leigh Anita P.F. Leung Cheuk Yan Leung Li Chiang Ling Jackie Lo Shara Lo Andrew W. Lockhart Doug Masson Siobhán McKeating Michael A. Olesnicky Anthony K.S. Poon* Christopher Smith David Smith F. Jeannie Smith Andrew Tan Tan Loke Khoon Paul Tan Poh Lee Tan Cynthia Tang

* Notary Public † China-Appointed Attesting Officer

REGISTERED FOREIGN LAWYERS

Lance Chen (California) Scott D. Clemens (New York) Michael Fagan (Western Australia) John V. Grobowski (Washington, D.C.) Stanley Jia (New York) Andreas W. Lauffs (New York; Germany) Won Lee (New York) Florence Li (New York) Loo Shih Yann (England and Wales; Singapore) Stephen M. Nelson (California) Julie Jimmerson Peng (California) Joseph T. Simone (California) Richard L. Weisman (Massachusetts) Winston K.T. Zee (Washington, D.C.)

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of July 8, 2002

1. Announcement of Connected Transactions

(b) progress payments totaling 70% of the consideration shall be payable in accordance with the work-in-progress and schedule of the services performed; and

(c) 10% of the consideration shall be retained by Tengzhou Xinyuan as retention funds which shall be payable following the expiry of an one-year period after the relevant cogenerating unit commences operation.

The Consultancy Council was awarded the work as contemplated under the Tengzhou Xinyuan Exploration and Design Agreement after an open tender process. The terms of the Tengzhou Xinyuan Exploration and Design Agreement were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Group.

Directors' opinion

The Directors, including the independent non-executive Directors, consider that the terms of each of the Tengzhou Xinyuan Construction Agreement and the Tengzhou Xinyuan Exploration and Design Agreement are fair and reasonable so far as the Company and its shareholders are concerned, and that the entering into of these agreements is in the interests of the Company and in the ordinary and usual course of business of the Group.

Connected party relationship

As SEPCO is a connected person of the Company and each of the No.3 Construction Engineering Company and the Consultancy Council is a wholly-owned subsidiary of SEPCO, each of these entities is considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of each of the Tengzhou Xinyuan Construction Agreement and the Tengzhou Xinyuan Exploration and Design Agreement constitutes a connected transaction of the Company within paragraph 14.23(1) of the Listing Rules.

As the aggregate consideration to be paid by Tengzhou Xinyuan under the Tengzhou Xinyuan Construction Agreement and the Tengzhou Xinyuan Exploration and Design Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Tengzhou Xinyuan of these agreements is required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the these agreements will be included in the Company's next annual report in accordance with paragraph 14.25(1) of the Listing Rules.

ZIBO

The Zibo No.1 Construction Agreement

Zibo entered into the Zibo No.1 Construction Agreement with the No.1 Construction Engineering Company pursuant to which Zibo has agreed to engage the No.1 Construction Engineering Company to provide services for the construction work of the principal portion and the public systems of two 135MW heat and electricity cogenerating units in Zibo, Shandong Province, the PRC (including the installation services involved in the construction of one of these cogenerating units). The principal terms of the Zibo No.1 Construction Agreement are set out as follows:

Date : 9th July, 2002

Parties : Zibo; and
the No.1 Construction Engineering Company, a wholly-owned subsidiary of SEPCO

Consideration : an aggregate of RMB168,000,000 (approximately HK$158,500,000) (subject to adjustments for variations of the construction work), which will be funded out of the Group's internal resources.

Payment terms : under the Zibo No.1 Construction Agreement, the consideration shall be payable in the following manner:

(a) 10% of the consideration shall be payable as an advance payment within 14 days after the signing of the Zibo No.1 Construction Agreement;

(b) a progress payment, being a proportional sum of the consideration determined based on the work-in-progress carried out each month, shall be payable monthly; and

(c) 5% of the consideration shall be retained by Zibo as retention funds which shall be payable following the expiry of an one-year period after the commencement of the relevant quality-warranty period and the issuance of a warranty certificate by the project manager.

The No.1 Construction Engineering Company was awarded the construction work as contemplated under the Zibo No.1 Construction Agreement after an open tender process. The terms of the Zibo No.1 Construction Agreement were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Group. The construction is scheduled to be completed by December, 2003.

The Zibo No.3 Construction Agreement

Zibo entered into the Zibo No.3 Construction Agreement with the No.3 Construction Engineering Company pursuant to which Zibo has agreed to engage the No.3 Construction Engineering Company to provide installation and associated services involved in the construction of one of the two 135MW heat and electricity cogenerating units in Zibo, Shandong Province, the PRC to be constructed by Zibo. The principal terms of the Zibo No.3 Construction Agreement are set out as follows:

Date : 9th July, 2002

Parties : Zibo; and
the No.3 Construction Engineering Company, a wholly-owned subsidiary of SEPCO

Consideration : an aggregate of RMB42,000,000 (approximately HK$39,600,000) (subject to adjustments for variations of the construction work), which will be funded out of the Group's internal resources.

Payment terms : the payment terms as set out in the Zibo No.3 Construction Agreement are the same as those in the Zibo No.1 Construction Agreement

The No.3 Construction Engineering Company was awarded the work as contemplated under the Zibo No.3 Construction Agreement after an open tender process. The terms of the Zibo No.3 Construction Agreement were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Group.

Directors' opinion

The Directors, including the independent non-executive Directors, consider that the terms of each of the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement are fair and reasonable so far as the Company and its shareholders are concerned, and that the entering into of these agreements is in the interests of the Company and in the ordinary and usual course of business of the Group.

Connected party relationship

As SEPCO is a connected person of the Company and each of the No.1 Construction Engineering Company and the No.3 Construction Engineering Company is a wholly-owned subsidiary of SEPCO, each of these companies is considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of each of the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement constitutes a connected transaction of the Company within paragraph 14.23(1) of the Listing Rules.

As the aggregate consideration to be paid by Zibo under the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Zibo of these agreements is required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the these agreements will be included in the Company's next annual report in accordance with paragraph 14.25(1) of the Listing Rules.

ZHANGQIU

In December, 2001, the Company entered into an agreement with an independent third party pursuant to which the Company has acquired 70% equity interest in Zhangqiu. Details of such acquisition were disclosed in the Company's 2001 annual report.

The Zhangqiu Exploration and Design Agreement

On 18th April, 2000 (i.e., at the time before the Company acquired its 70% equity interest in Zhangqiu), Zhangqiu entered into the Zhangqiu Exploration and Design Agreement with the Consultancy Council pursuant to which Zhangqiu has agreed to engage the Consultancy Council to provide exploration and design services for the construction of two 135MW fuel generating units in Zhangqiu, Shandong Province, the PRC. Except for the payment of an advance payment in an amount of RMB750,000 by Zhangqiu to the Consultancy Council on 27th April, 2000, no other payment had been made by Zhangqiu, and, since the Company acquired its 70% equity interest in Zhangqiu in December, 2001, no service had been provided by the Consultancy Council, pursuant to the Zhangqiu Exploration and Design Agreement. The principal terms of the Zhangqiu Exploration and Design Agreement are set out as follows:

Date : 18th April, 2000

Parties : Zhangqiu; and
the Consultancy Council, a wholly-owned subsidiary of SEPCO

Consideration : an aggregate of RMB7,500,000 (approximately HK$7,080,000), which will be funded out of the Group's internal resources.

Payment terms : under the Zhangqiu Exploration and Design Agreement, the consideration shall be payable, or was paid (as the case may be), in the following manner:

(a) 10% of the consideration was paid as an advance payment by Zhangqiu on 27th April, 2000;

(b) progress payments totaling 80% of the consideration shall be payable in accordance with the work-in-progress and schedule of the services performed; and

(c) 10% of the consideration shall be retained by Zhangqiu as retention funds which shall be payable following the expiry of a six-month period after the relevant generating unit commences operation.

The terms of the Zhangqiu Exploration and Design Agreement were negotiated on an arm's length basis and were on normal commercial terms in the ordinary and usual course of business.

The Zhangqiu No.1 Construction Agreements

Zhangqiu entered into two construction agreements (collectively, the Zhangqiu No.1 Construction Agreements) with the No.1 Construction Engineering Company pursuant to which Zhangqiu has agreed to engage the No.1 Construction Engineering Company to provide certain construction and installation services involved in the construction of the two 135MW fuel generating units in Zhangqiu, Shandong Province, the PRC to be constructed by Zhangqiu. The principal terms of the Zhangqiu No.1 Construction Agreements are set out as follows:

Date : 9th July, 2002

Parties : Zhangqiu; and
the No.1 Construction Engineering Company, a wholly-owned subsidiary of SEPCO

PRC - Securities
- B&M.

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

CONNECTED TRANSACTIONS

The Directors announce that on 9th July, 2002, Tengzhou Xinyuan, a subsidiary of the Company, entered into (a) the Tengzhou Xinyuan Construction Agreement with the No.3 Construction Engineering Company pursuant to which Tengzhou Xinyuan has agreed to engage the No.3 Construction Engineering Company to provide services for the construction work of two 135MW heat and electricity cogenerating units in Tengzhou, Shandong Province; and (b) the Tengzhou Xinyuan Exploration and Design Agreement with the Consultancy Council pursuant to which Tengzhou Xinyuan has agreed to engage the Consultancy Council to provide exploration and design services for the construction of these two cogenerating units.

As each of the No.3 Construction Engineering Company and the Consultancy Council is a wholly-owned subsidiary of SEPCO, which is a connected person of the Company, the entering into by Tengzhou Xinyuan of each of the Tengzhou Xinyuan Construction Agreement and the Tengzhou Xinyuan Exploration and Design Agreement constitutes a connected transaction of the Company under the Listing Rules. As the aggregate consideration to be paid by Tengzhou Xinyuan under the Tengzhou Xinyuan Construction Agreement and the Tengzhou Xinyuan Exploration and Design Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Tengzhou Xinyuan of these agreements is required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the these agreements will be included in the Company's next annual report in accordance with paragraph 14.25(1) of the Listing Rules.

The Directors also announce that on 9th July, 2002, Zibo, a subsidiary of the Company, entered into (a) the Zibo No.1 Construction Agreement with the No.1 Construction Engineering Company pursuant to which Zibo has agreed to engage the No.1 Construction Engineering Company to provide services for the construction work of the principal portion and the public systems of two 135MW heat and electricity cogenerating units in Zibo, Shandong Province (including the installation services involved in the construction of one of these cogenerating units); and (b) the Zibo No.3 Construction Agreement with the No.3 Construction Engineering Company pursuant to which Zibo has agreed to engage the No.3 Construction Engineering Company to provide installation and associated services involved in the construction of one of these two cogenerating units.

As each of the No.1 Construction Engineering Company and the No.3 Construction Engineering Company is a wholly-owned subsidiary of SEPCO, the entering into by Zibo of each of the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement constitutes a connected transaction of the Company under the Listing Rules. As the aggregate consideration to be paid by Zibo under the Zibo No.1 Construction Agreement and the Zibo No.3 Construction Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Zibo of these agreements is required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the these agreements will be included in the Company's next annual report in accordance with paragraph 14.25(1) of the Listing Rules.

The Directors further announce that on 9th July, 2002, Zhangqiu, a subsidiary of the Company, entered into the Zhangqiu No.1 Construction Agreements and the Zhangqiu No.2 Construction Agreement with the No.1 Construction Engineering Company and the No.2 Construction Engineering Company, respectively, pursuant to which Zhangqiu has agreed to engage the No.1 Construction Engineering Company and the No.2 Construction Engineering Company, respectively, to provide certain construction and installation services involved in the construction of two 135MW fuel generating units in Zhangqiu, Shandong Province. The Directors also noted that on 18th April, 2000 (i.e., at the time before the Company acquired its 70% equity interest in Zhangqiu), Zhangqiu entered into the Zhangqiu Exploration and Design Agreement with the Consultancy Council pursuant to which Zhangqiu has agreed to engage the Consultancy Council to provide exploration and design services for the construction of these two generating units. Except for the payment of an advance payment in an amount of RMB750,000 by Zhangqiu to the Consultancy Council on 27th April, 2000, no other payment had been made by Zhangqiu, and, since the Company acquired its 70% equity interest in Zhangqiu in December, 2001, no service had been provided by the Consultancy Council, pursuant to the Zhangqiu Exploration and Design Agreement.

As each of the No.1 Construction Engineering Company, the No.2 Construction Engineering Company and the Consultancy Council is a wholly-owned subsidiary of SEPCO, the entering into by Zhangqiu of each of the Zhangqiu No.1 Construction Agreements and the Zhangqiu No.2 Construction Agreement and the transactions contemplated under the Zhangqiu Exploration and Design Agreement constitute connected transactions of the Company under the Listing Rules. As the aggregate consideration to be paid by Zhangqiu under the Zhangqiu No.1 Construction Agreements, the Zhangqiu No.2 Construction Agreement and the Zhangqiu Exploration and Design Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Zhangqiu of these agreements and the transactions thereunder are required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the these agreements will be included in the Company's next annual report in accordance with paragraph 14.25(1) of the Listing Rules.

TENGZHOU XINYUAN

The Tengzhou Xinyuan Construction Agreement

Tengzhou Xinyuan entered into the Tengzhou Xinyuan Construction Agreement with the No.3 Construction Engineering Company pursuant to which Tengzhou Xinyuan has agreed to engage the No.3 Construction Engineering Company to provide services for the construction work of two 135MW heat and electricity cogenerating units in Tengzhou, Shandong Province, the PRC. The principal terms of the Tengzhou Xinyuan Construction Agreement are set out as follows:

Date	:	9th July, 2002
Parties	:	Tengzhou Xinyuan; and the No.3 Construction Engineering Company, a wholly-owned subsidiary of SEPCO
Consideration	:	an aggregate of RMB195,000,000 (approximately HK$184,000,000) (subject to adjustments for variations of the construction work), which will be funded out of the Group's internal resources.
Payment terms	:	under the Tengzhou Xinyuan Construction Agreement, the consideration shall be payable in the following manner: (a) 10% of the consideration shall be payable as an advance payment within 14 days after the signing of the Tengzhou Xinyuan Construction Agreement; (b) a progress payment, being a proportional sum of the consideration determined based on the work-in-progress carried out each month, shall be payable monthly; and (c) 5% of the consideration shall be retained by Tengzhou Xinyuan as retention funds which shall be payable following the expiry of an one-year period after the commencement of the relevant quality-warranty period, and the issuance of a warranty certificate by the project manager.

The No.3 Construction Engineering Company was awarded the construction work as contemplated under the Tengzhou Xinyuan Construction Agreement after an open tender process. The terms of the Tengzhou Xinyuan Construction Agreement were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Group. The construction is scheduled to be completed by September, 2003.

The Tengzhou Xinyuan Exploration and Design Agreement

Tengzhou Xinyuan entered into the Tengzhou Xinyuan Exploration and Design Agreement with the Consultancy Council pursuant to which Tengzhou Xinyuan has agreed to engage the Consultancy Council to provide exploration and design services for the construction of two 135MW heat and electricity cogenerating units in Tengzhou, Shandong Province, the PRC. The principal terms of the Tengzhou Xinyuan Exploration and Design Agreement are set out as follows:

Date	:	9th July, 2002
Parties	:	Tengzhou Xinyuan; and the Consultancy Council, a wholly-owned subsidiary of SEPCO
Consideration	:	an aggregate of RMB8,370,000 (approximately HK$7,900,000), which will be funded out of the Group's internal resources.
Payment terms	:	under the Tengzhou Xinyuan Exploration and Design Agreement, the consideration shall be payable in the following manner: (a) 20% of the consideration shall be payable as an advance payment within 10 days after the signing of the Tengzhou Xinyuan Exploration and Design Agreement;

PRC - Securities - B+M.

Consideration	:	an aggregate of approximately RMB34,830,000 (approximately HK$32,860,000) (subject to adjustments for variations of the work and services to be performed), which will be funded out of the Group's internal resources.
Payment terms	:	under the Zhangqiu No.1 Construction Agreements, the consideration shall be payable in the following manner: (a) 10% of the consideration shall be payable as an advance payment following the signing of each of the Zhangqiu No.1 Construction Agreements; (b) a progress payment, being a proportional sum of the consideration determined based on the work-in-progress carried out each month, shall be payable monthly; and (c) 5% and 10%, respectively, of the consideration of each of the Zhangqiu No.1 Construction Agreements shall be retained by Zhangqiu as retention funds which shall be payable following the expiry of an one-year period after the commencement of the relevant quality-warranty period and the issuance of a warranty certificate by the project manager and/or Zhangqiu (as the case may be).

The No.1 Construction Engineering Company was awarded the work as contemplated under the Zhangqiu No.1 Construction Agreements after an open tender process. The terms of the Zhangqiu No.1 Construction Agreements were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Group. The construction is scheduled to be completed by December, 2002.

The Zhangqiu No.2 Construction Agreement

Zhangqiu entered into the Zhangqiu No.2 Construction Agreement with the No.2 Construction Engineering Company pursuant to which Zhangqiu has agreed to engage the No.2 Construction Engineering Company to provide certain construction and installation services involved in the construction of the two 135MW fuel generating units in Zhangqiu, Shandong Province, the PRC to be constructed by Zhangqiu. The principal terms of the Zhangqiu No.2 Construction Agreements are set out as follows:

Date	:	9th July, 2002
Parties	:	Zhangqiu; and the No.2 Construction Engineering Company, a wholly-owned subsidiary of SEPCO
Consideration	:	an aggregate of approximately RMB10,250,000 (approximately HK$9,670,000), which will be funded out of the Group's internal resources.
Payment terms	:	under the Zhangqiu No.2 Construction Agreement, the consideration shall be payable in the following manner: (a) 10% of the consideration shall be payable as an advance payment following the signing of the Zhangqiu No.2 Construction Agreement; (b) a progress payment, being a proportional sum of the consideration determined based on the work-in-progress carried out each month, shall be payable monthly; and (c) 10% of the consideration shall be retained by Zhangqiu as retention funds which shall be payable following the expiry of an one-year period after completion of the work as contemplated under the agreement and the issuance of a warranty certificate by Zhangqiu.

The No.2 Construction Engineering Company was awarded the work as contemplated under the Zhangqiu No.2 Construction Agreements after an open tender process. The terms of the Zhangqiu No.2 Construction Agreement were negotiated on an arm's length basis and on normal commercial terms in the ordinary and usual course of business of the Group.

Directors' opinion

The Directors, including the independent non-executive Directors, consider that the terms of each of the Zhangqiu Exploration and Design Agreement, the Zhangqiu No.1 Construction Agreements and the Zhangqiu No.2 Construction Agreement are fair and reasonable so far as the Company and its shareholders are concerned, and that the entering into of these agreements and the transactions thereunder are in the interests of the Company and in the ordinary and usual course of business of the Group.

Connected party relationship

As SEPCO is a connected person of the Company and each of the No.1 Construction Engineering Company, the No.2 Construction Engineering Company and the Consultancy Council is a wholly-owned subsidiary of SEPCO, each of these entities is considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of each of the Zhangqiu No.1 Construction Agreements and the Zhangqiu No.2 Construction Agreement and the transactions contemplated under the Zhangqiu Exploration and Design Agreement constitute connected transactions of the Company within paragraph 14.23(1) of the Listing Rules.

As the aggregate consideration to be paid by Zhangqiu under the Zhangqiu No.1 Construction Agreements, the Zhangqiu No.2 Construction Agreement and the Zhangqiu Exploration and Design Agreement represents an amount less than 3% of the book value of the relevant net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Zhangqiu of these agreements and the transactions thereunder are required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the these agreements will be included in the Company's next annual report in accordance with paragraph 14.25(1) of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Company"	means Shandong International Power Development Company Limited, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC which is principally engaged in the electricity-generating business and whose shares are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Consultancy Council"	means Shandong Electric Power Engineering Consultancy Council, a wholly-owned subsidiary of SEPCO;
"Directors"	means the directors of the Company;
"Group"	means the Company and its subsidiaries and its directly and indirectly wholly-owned and majority-owned power plants;
"Listing Rules"	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"No. 1 Construction Engineering Company"	means Shandong Electric Power No.1 Construction Engineering Company, a wholly-owned subsidiary of SEPCO;
"No. 2 Construction Engineering Company"	means Shandong Electric Power No.2 Construction Engineering Company, a wholly-owned subsidiary of SEPCO;
"No. 3 Construction Engineering Company"	means Shandong Electric Power No.3 Construction Engineering Company, a wholly-owned subsidiary of SEPCO;
"PRC"	means the People's Republic of China;
"SEPCO"	means Shandong Electric Power (Group) Corporation, a promoter and the substantial and controlling shareholder of the Company interested in approximately 53.56% of the issued share capital of the Company;
"SEPCO Group"	means SEPCO, its subsidiaries, associated companies, agencies and departments under its control;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Tengzhou Xinyuan"	means Shandong Tengzhou Xinyuan Power Company Limited, a subsidiary of the Company and is owned as to approximately 54.49% by the Company;
"Tengzhou Xinyuan Construction Agreement"	means the agreement dated 9th July, 2002 entered into between Tengzhou Xinyuan and the No.3 Construction Engineering Company;
"Tengzhou Xinyuan Exploration and Design Agreement"	means the agreement dated 9th July, 2002 entered into between Tengzhou Xinyuan and the Consultancy Council;
"Zhangqiu"	means Shandong Zhangqiu Power Company Limited, a subsidiary of the Company and is owned as to 70% by the Company;
"Zhangqiu Exploration and Design Agreement"	means the agreement dated 18th April, 2000 entered into between Zhangqiu and the Consultancy Council;
"Zhangqiu No.1 Construction Agreements"	means two agreements dated 9th July, 2002 entered into between Zhangqiu and the No.1 Construction Engineering Company;
"Zhangqiu No.2 Construction Agreement"	means the agreement dated 9th July, 2002 entered into between Zhangqiu and the No.2 Construction Engineering Company;
"Zibo"	means Zibo SIPD Power Company Limited, a wholly-owned subsidiary of the Company;
"Zibo No.1 Construction Agreement"	means the agreement dated 9th July, 2002 entered into between Zibo and the No.1 Construction Engineering Company; and
"Zibo No.3 Construction Agreement"	means the agreement dated 9th July, 2002 entered into between Zibo and the No.3 Construction Engineering Company.

In this announcement, except as otherwise indicated, the exchange rate of HK$1.00 to RMB1.06 was used for reference purposes only.

By Order of the board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
Da Hongxing
Chairman

Shandong, the PRC, 10th July, 2002

PRC - Securities - B+M.